Bluebell Capital Partners - BlackRock AGM (2024)

Dickson, Andrew
Mon 15-Apr-24 9:13 PM
TO: Giuseppe Bivona
CC: David Platero, Bluebell Capital Partners; Caroline Rodda, Blackrock

Dear Giuseppe:

Thank you for sharing your offer to withdraw your proposal (Appendix 1). We are not accepting the terms you have offered and will let your proposal go to a vote at our annual meeting.   We will be in touch with the logistics for presenting your proposal during the meeting in the coming weeks.

Regards,
Andrew

R. Andrew Dickson, III
Managing Director & Corporate Secretary | BlackRock

Appendix 1

BLUEBELL | CAPITAL PARTNERS

TO THE KIND ATTENTION OF:
Mr. R. Andrew Dickson, III
Corporate Secretary
BlackRock, Inc.
50 Hudson Yard, New York, NY, 10001, USA

5th of April 2024

Dear Andrew,

Subject: AGM 2024 – Item 6 - Amend Bylaws to Require Independent Board Chair

Bluebell Capital Partners Limited ("**We**" or "**Bluebell Capital**") are writing to you in relation to our investment and/or economic interest in the common equity shares of BlackRock, Inc. ("**BlackRock**" or the "**Company**") held by the Bluebell Active Equity Master Fund ICAV, to which Bluebell Capital is the Investment Manager.

Thank you for all your help and interactions to date. As you know, Bluebell Capital has introduced the following resolution at BlackRock's AGM to be held on the 15th of May 2024 (Item 6):

Resolved: Effective BlackRock AGM 2025, amend Art. IV (OFFICERS) Section 4.1 (Designation) of the Bylaws from current text *"…The Board of Directors of the Corporation, in its discretion, may also elect a Chairman of the Board of Directors (who must be a director)…"* to the proposed text: *"…The Board of Directors of the Corporation, shall elect a Chairman of the Board of Directors who must be an Independent Director (and if the Board determines that a Chairman who was independent when selected is no longer independent, the Board shall select a new Chairman who satisfies the requirements of the policy within a reasonable amount of time)…"*

On the 4th of April, BlackRock issued a statement in opposition to our proposal saying, *inter alia*, the following: *"unlike other shareholder proposals on this topic, which typically seek the adoption of a policy for an independent board chair, this proposal seeks a binding amendment to BlackRock's Bylaws. Accordingly, voting in favor of amending the Company's Bylaws to require separation of the Board Chair and CEO roles prevents the Board from exercising its discretion to make the best-informed decision on a leadership structure that serves the Company and its shareholders based on the relevant facts and circumstances from time to time."* (BlackRock's Opposition Statement to Bluebell Capital Partners' propose item, 4th of April 2024).

We hereby inform you that Bluebell Capital is prepared to withdraw our proposal to amend the Bylaws (Item 6), **subject** to the following condition: BlackRock must irrevocably commit to adopting a policy – to be effective from BlackRock's AGM 2025 - that mandates an independent Board Chair, with an announcement to be made to the market by **April 15, 2024** to disclose it.

Yours sincerely,

Giuseppe Bivona
Partner, Co-CIO

Marco Taricco
Partner, Co-CIO

CC: David Platero, Portfolio Manager

Bluebell Capital Partners Limited
2 Eaton Gate, London SW1W 9BJ
Tel: +44 20 3826 0100